Exhibit 99.1

Agria Subsidiary PGG Wrightson Announces Fiscal 2017 Guidance

- Net Income Expected to be Flat with FY 2016 –

- FY 2017 Operating EBITDA Guidance of NZ$62 to NZ$68 Million –

CHRISTCHURCH, NEW ZEALAND -- October 18, 2016 -- Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a leading global agriculture company, today announced that its New Zealand-listed subsidiary PGG Wrightson Limited (NZSE: PGW) ("PGW") disclosed its guidance for fiscal year 2017.

PGW expects net income to be flat with FY 2016 net income, and Operating EBITDA to be in a range of NZ$62 to NZ$68 million.

Mr. Alan Lai, Executive Chairman of Agria and Chairman of the PGW Board, commented, “PGW faces challenging conditions in the trading environment, but is committed to sustaining its profitability in the coming fiscal year. In New Zealand, cattle volume is strong and the horticulture market is robust. Conversely, wool demand is soft and irrigator sales are down, due to the ongoing weakness in the dairy sector. In general we see a marginally tougher environment to start the year. Furthermore, we still do not know the full extent of the impact of the flooding in Uruguay.

“Over the past three years, we have transformed PGW into a robust and resilient enterprise, poised for high growth in benign environments and able to sustain profitability in tough conditions. Our guidance demonstrates our confidence in the strategy. Despite the challenges in our markets, we intend to earn at least as much as last year, even while we invest in future growth opportunities.”

Lai concluded, “Our confidence in the prospects at PGW is reflected in our ADS repurchase program, which commenced earlier this month. We are actively repurchasing our ADSs daily. The ADS repurchase program is an outstanding use of capital, since our ADSs remain substantially undervalued relative to the assets owned by Agria. Our economic interest in PGW is worth over $130 million at PGW’s current trading prices and exchange rates. Looking at our total balance sheet including other assets and debt, our net asset value is over $1.50 per ADS. As long as our ADSs remain so undervalued, we will aggressively repurchase our shares.”

PGW's announcement and management comments can be accessed via the following link: http://pggwrightson.co.nz/our-company/nzx-announcements

All references to PGW refer to PGW, its subsidiaries and its interests in associates and jointly controlled entities.

Disclosure Statement: Non-GAAP profit reporting measures

PGW's standard profit measure prepared under New Zealand GAAP is "profit/(loss) for the period." PGW has used non-GAAP profit measures when discussing financial performance in this document. The directors and management believe that these measures provide useful information as they are used internally to evaluate performance of business units, to establish operational goals and to allocate resources. They also represent some of the performance measures required by PGW's debt providers. For a more comprehensive discussion on the use of non-GAAP profit measures, please refer to the policy "Non-GAAP Financial Information" available on PGW’s website (www.pggwrightson.co.nz) or refer to PGW’s previous financial statements for reconciliations to GAAP profit measures.

Non-GAAP profit measures are not prepared in accordance with NZ IFRS and are not uniformly defined, therefore the non-GAAP profit measures reported in this document may not be comparable with those that other companies report and should not be viewed in isolation or considered as a substitute for measures reported by PGW in accordance with NZ IFRS.

PGW's definition of non-GAAP profit measures used in this document:

Operating EBITDA excluding earnings of associates: Earnings before net interest and finance costs, income tax, depreciation, amortization, fair value adjustments, non-operating items and equity accounted earnings of associates.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com